Exhibit 99.1

ABN 82 010 975 612 Level 18, 101 Collins Street Victoria 3000 Australia Telephone: + 61 7 3273 9133 Facsimile: + 61 7 3375 1168 www.progen-pharma.com

Lodgement of Directors’ Interest Notices

Melbourne, Australia, 6 August 2015. Progen Pharmaceuticals Ltd (“Progen” or “the Company") (ASX: PGL, OTC: PGLA) hereby lodges the following announcements:

●	Appendix 3X: Change of Director’s Interest Notice on behalf of Dr Christopher Harvey
●	Appendix 3Z: Change of Director’s Interest Notice on behalf of Mr Heng Hsin Tang

Having regard to ASX Listing Rules 3.19A and 3.19B and Guidance Note 22: “Director Disclosure of Interests and Transactions in Securities – Obligations of Listed Entities”, the Company makes the following submissions in relation to the late lodgement of the Appendices 3X and 3Z:

1.	Explanation for late lodgement of Appendices 3X & 3Z

The Appendices 3X & 3Z were not lodged within 5 business days after the date of the appointment of Dr Christopher Harvey and resignation of Mr Heng Hsin Tang respectively (i.e. by 23 March 2015) due to an inadvertent oversight.

The Company confirms that it is aware of and understands its obligations under the Corporations Act 2001 (Cth) and ASX Listing Rules, in particular the obligations under Listing Rules 3.19A and 3.19B.

2.	Arrangements in place between the Company and its Directors to ensure that it is able to meet its minimum disclosure obligations under Listing Rule 3.19A

The Company considers that it has the necessary education, reporting and notification policies in place to ensure compliance with the disclosure obligations under Listing Rule 3.19A. The Company ensures that Directors are aware of their obligations to inform the Company Secretary of any changes in their relevant interests during their tenure, and to provide all information necessary for the Company to comply with its obligations under Listing Rule 3.19A.

3.	Additional steps being considered by the Company to ensure compliance with Listing Rule 3.19B

The Company considers its current arrangements are adequate for ensuring timely notification. However, given the late lodgement of this Appendix 3Y, the Company is reviewing those arrangements, and will make changes if appropriate. The Company Secretary has reminded all Directors of their obligations under the Company’s Policy together with the requirements of the ASX Listing Rules. The Company will continue to review and update its policies as and when required.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG545, and other drugs, future capital needs, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.

Appendix 3X

Initial Director’s Interest Notice

Rule 3.19A.1

Appendix 3X

Initial Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	PROGEN PHARMACEUTICALS LIMITED
ABN	82 010 975 612

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	DR CHRISTOPHER HARVEY
Date of appointment	16 March 2015

Part 1 - Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities Nil

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3X Page 1

Appendix 3X

Initial Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil	Number & class of Securities

Part 3 – Director’s interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

+ See chapter 19 for defined terms.

Appendix 3X Page 2	11/3/2002

Appendix 3Z

Final Director’s Interest Notice

Rule 3.19A.3

Appendix 3Z

Final Director’s Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX’s property and may be made public.

Introduced 30/9/2001.

Name of entity	PROGEN PHARMACEUTICALS LIMITED
ABN	82 010 975 612

We (the entity) give ASX the following information under listing rule 3.19A.3 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of director	HENG HSIN TANG
Date of last notice	20 November 2014
Date that director ceased to be director	16 March 2015

Part 1 – Director’s relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of “notifiable interest of a director” should be disclosed in this part.

Number & class of securities

(a)  Ordinary Fully Paid Shares – 117,354

(b)  Unlisted Options – 450,000:

       (i)  150,000 unlisted options exercisable at $1.20, vesting 1 December 2014, expiring 1 December 2018

       (ii) 150,000 unlisted options exercisable at $1.30, vesting 1 June 2015, expiring 1 June 2018

       (iii)150,000 unlisted options exercisable at $1.50, vesting 1 December 2015, expiring 1 December 2018

+ See chapter 19 for defined terms.

11/3/2002	Appendix 3Z Page 1

Appendix 3Z

Final Director’s Interest Notice

Part 2 – Director’s relevant interests in securities of which the director is not the registered holder

Note: In the case of a company, interests which come within paragraph (ii) of the definition of “notifiable interest of a director” should be disclosed in this part.

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	Number & class of securities

Part 3 – Director’s interests in contracts

Detail of contract
Nature of interest
Name of registered holder (if issued securities)
No. and class of securities to which interest relates

+ See chapter 19 for defined terms.

Appendix 3Z Page 2	11/3/2002